Mail Stop 3720

June 2, 2006

Shawn McNamara
Senior Vice President
Relationserve Media, Inc.
6700 North Andrews Avenue
Fort Lauderdale, Florida 33390

> **Re: Relationserve Media, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 23, 2006**
> **File No. 333-132586**

Dear Mr. McNamara:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

General

1.   We note that the company is now required to register 110%, rather than 130%, of the number of shares of common stock into which the debentures are convertible, and that you are required to register the additional 20% if and when the company receives shareholder approval to increase the authorized number of shares of common stock. In your next response letter, please provide us with the following information: the number of issued shares; the number of authorized but unissued shares that are reserved for specific purposes, identifying each specific purpose (including the requirement of the company to register 110% of the number of shares of common stock into which the debentures are convertible); and the number of authorized but unreserved shares.

Legal Proceedings, page 50

2.   As requested in prior comment 15 to our letter dated May 11, 2006, please disclose the purchase price of the shares for which the plaintiffs seek rescission.

Exhibits

3.   Please file with your next amendment the Exhibit 5.1 legality opinion or provide us with a draft copy of the opinion with your response letter, as we will need sufficient time to review the opinion.

* * * *

As appropriate, please amend your registration statement. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kathleen Krebs, Special Counsel, at (212) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Harvey J. Kesner
        Kenneth Schlesinger
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        (212) 451-2222 (fax)